UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2018

Commission File Number: 001-36582

Auris Medical Holding AG

(Exact name of registrant as specified in its charter)

Bahnhofstrasse 21

6300 Zug, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

EXHIBIT INDEX

Exhibit Number	Description
99.1	Letter to Shareholders dated December 21, 2018
99.2	Proxy Card for the Extraordinary General Meeting of Shareholders

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Auris Medical Holding AG

By:	/s/ Hernan Levett
	Name:	Hernan Levett
	Title:	Chief Financial Officer

Date: December 21, 2018